Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

Forward-Looking Statements

Any statements in this communication about future expectations, plans and prospects for the Company, including statements about the expected timetable for consummation of the proposed transaction, and any other statements about the Company, or about the Company’s future expectations, beliefs, goals, plans or prospects, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of certain consents required in connection with the transaction which may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all or be unable to successfully integrate the Company’s operations into those of Amtech; the possibility that the integration of the Company into Amtech may be more difficult, time consuming or costly than expected; resulting increases in operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers); the ability of Amtech to retain certain key employees of the Company; and the other factors described in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Company assumes no obligation to update the information in this communication except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward looking statements that speak only as of the date hereof.

The following is the form of a letter that was sent to BTU’s suppliers in connection with the proposed merger with Amtech Systems, Inc.:

BTU International, Inc. Supplier Letter

Dear Valued Partner,

I am pleased to inform you that BTU International, Inc. has reached an agreement to merge with Amtech Systems, Inc., a leading global supplier of solar and semiconductor production and automation systems and related supplies for the manufacture of solar cells, semiconductors, and silicon wafers. We are very excited about how this combination will be in a better position to serve you, our valued partner.

As part of Amtech, we will operate in more markets with a wider range of products and technologies that will allow us to better serve new and existing customers. Together, we will continue to provide world-class service to our customers through a more robust and higher-quality offering of products and services with a stronger platform for enhanced product innovation.

The business combination brings together two industry leaders with greater scale, operating efficiencies and end market diversification. Also, the combination reinforces Amtech’s solar growth opportunities. The combined company will have a more diversified and profitable revenue base. It will be better placed to scale production and distribution of its leading solar technology to efficiently meet growing customer demand. We believe there is a significant opportunity for you to benefit from this increased demand as well.

Both companies have highly respected market-leading brands that are known for quality and service and supported by continuous innovation and successful new product development. As a result, we are confident our partnership will benefit from this stronger, more diversified company.

Amtech’s management team has a track record of successfully acquiring companies with complementary technologies and we expect a smooth integration process. As always, you can rely on our unwavering commitment to our working relationship and anticipate the same level of dedication that you have come to expect from BTU. We want to assure you that our best-in-class service, trusted high-quality products, and continued innovation will remain priorities. Our objective is to ensure that neither our customers, nor you, experience any disruptions or changes to your service levels.

I encourage you to read the attached press release, which includes more details on the transaction. We deeply appreciate your business, support and loyalty and eagerly look forward to continue working with you in the years ahead.

Sincerely,

Paul J. van der Wansem

President and CEO

BTU International, Inc.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.

Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.